EXHIBIT 12.1

AMERICAN CAPITAL STRATEGIES, LTD.

Computation of Ratio of Earnings to Fixed Charges

($ in Millions)

(Unaudited)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net increase in net assets resulting from operations	$700	$895	$365	$281	$118
Income tax provision, including excise tax	12	28	13	2	—

Total earnings before taxes	$712	$923	$378	$283	$118

Fixed Charges:
Interest expense	$287	$190	$101	$37	$19
Rent expense interest factor (1)	5	3	1	1	1

Total fixed charges	$292	$193	$102	$38	$20

Earnings available to cover fixed charges	$1,004	$1,116	$480	$321	$138

Ratio of earnings to fixed charges	3.4	5.8	4.7	8.4	6.9

(1)	Represents a reasonable approximation of the interest factor included in rent expense.